

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 26, 2007

Mr. Joseph B. Feiten
Chief Financial Officer
American Oil & Gas Inc.
1050 17th Street, Suite 2400
Denver, CO 80265

       Re: **American Oil & Gas Inc.**
              Form 10-KSB for Fiscal Year Ended December 31, 2005
              Filed April 6, 2006
              Forms 10-Q for Fiscal Quarters Ended March 31, 2006, June 30, 2006
              and September 30, 2006
              Filed May 19, 2006, August 11, 2006 and November 20, 2006
              Response letter dated January 29, 2007
              File No. 1-31900

Dear Mr. Feiten:

       We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

1.   We have considered your response to our prior comment number one in our letter of January 11, 2007. We do not agree with your conclusions. Revise your financial statements and amend your Form 2005 10-KSB and subsequent Forms 10-Q to reflect the TCC transaction using purchase accounting at the fair value of the American Oil & Gas stock transferred.

2.   Your response dated January 29, 2007, indicates that had fair value accounting been used, $14,844,000 would have been allocated to goodwill. Please reevaluate your allocation of the fair value purchase price, considering the guidance in paragraphs B102 to B106 of SFAS 141 with regard to identifying intangible assets. Also consider whether additional amounts should be allocated to oil and gas properties. Please provide to us a draft of your revised allocation prior to amending and support the conclusions that you reached. Also tell us the consideration you have given to possible impairment subsequent to the allocation. In the event that you continue to believe that recording $14,844,000 for goodwill, or an amount approaching that sum, is appropriate, please call Gary Newberry to arrange for a telephone conference to discuss this matter further.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         You may contact Gary Newberry at (202) 551-3761, or Sandra Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3684 with any other questions.

                                Sincerely,

                                April Sifford
                                Branch Chief